May 14, 1999

     United Ventures Group, Inc. (the "Company") is withdrawing its Form 10-SB filing at this time in order to avoid the provisions for automatic effectiveness 60 days after the filing of this form. The Company intends to submit a Form 10-SB in response to the staffs comments in the near future.


                                                      /S/ Issac Nussen
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                                                          Issac Nussen